

March 16, 2015

Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 725
Chicago, IL 60654

Re: Echo Global Logistics, Inc.
Registration Statement on Form S-3
Filed February 26, 2015
File No. 333-202317

Dear Mr. Waggoner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Stock Purchase Contracts and Stock Purchase Units, page 11

1. Refer to the disclosure that "[t]he stock purchase contracts may be issued separately or as part of units, or stock purchase units, consisting of a stock purchase contract and . . . debt obligations of third parties, including U.S. Treasury securities . . . ." To the extent you include the offering of underlying third party debt obligations, please confirm that you will comply with the registration and disclosure requirements of the Securities Act and any other applicable rules and regulations. Please also confirm that you will include disclosure as necessary in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such third party debt obligations. For guidance, refer to the *Morgan Stanley & Co., Inc.* no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Information Incorporated by Reference, page 14

2. We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the Form 10-K incorporates information from the company´s proxy statement which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the Form 10-K to include Part III or file the proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Steven J. Gavin, Esq.
       Winston & Strawn LLP